SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2013

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the third quarter and the first nine months ended September 30, 2013 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the third quarter and the first nine months ended September 30, 2013 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the third quarter and the first nine months ended September 30, 2013 and 2012

(Unit : in billions of Korean Won)	2013 Jul.-Sep.	2012 Jul.-Sep.	Change	2013 Jan.-Sep.	2012 Jan.-Sep.	Change
Operating revenues	14,288	13,381	6.8%	39,763	36,394	9.3%
Operating income (loss)	1,547	1,906	–18.8%	1,112	–396	n/m
Income (Loss) before income tax	1,331	1,394	–4.5%	–199	–1,415	85.9%
Net income (loss)	974	956	1.8%	–451	–1,322	65.9%
Net income (loss) attributable to owners of the company	945	940	0.6%	–535	–1,383	61.3%

*	n/m means not meaningful

CONDENSED SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

For the third quarter and the first nine months ended September 30, 2013 and 2012

(Unit : in billions of Korean Won)	2013 Jul.-Sep.	2012 Jul.-Sep.	Change	2013 Jan.-Sep.	2012 Jan.-Sep.	Change
Operating revenues	14,244	13,451	5.9%	39,578	36,443	8.6%
Operating income (loss)	1,012	1,083	–6.6%	–1,038	–3,465	70.0%
Income (Loss) before income tax	822	848	–3.1%	–1,268	–3,254	61.0%
Net income (loss)	617	632	–2.4%	–926	–2,264	59.1%

Net income surplus in the third quarter (July to September) is mainly attributable to seasonal factors such as relatively high power sales price during the summer season.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Han, Key-Shik
Name:	Han, Key-Shik
Title:	Vice President

Date: November 12, 2013